EXHIBIT 12.1


                                INTEL CORPORATION


                     STATEMENT SETTING FORTH THE COMPUTATION
          OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION

                          (In millions, except ratios)

                                                   Years Ended
                               ----------------------------------------------------
                               Dec. 31,   Dec. 30,   Dec. 28,   Dec. 27,   Dec. 26,
                                 1994       1995       1996       1997       1998
                               --------   --------   --------   --------   --------
Income before taxes            $3,603     $5,638     $7,934     $10,659    $9,137

Add - Fixed charges net
  of capitalized interest          66         38         41          43        49
                               ------     ------     ------     -------    ------

Income before taxes and
  fixed charges (net of
  capitalized interest)        $3,669     $5,676     $7,975     $10,702    $9,186
                               ======     ======     ======     =======    ======

Fixed charges:

Interest*                      $   57     $   29     $   25     $    27    $   34

Capitalized interest               27         46         33           9         6

Estimated interest
  component of rental
  expense                           9          9         16          16        15
                               ------     ------     ------     -------    ------

Total                          $   93     $   84     $   74     $    52    $   55
                               ======     ======     ======     =======    ======

Ratio of earnings before
  taxes and fixed charges,
  to fixed charges                 39x        68x       108x        206x      167x



* Interest expense includes the amortization of underwriting fees for the relevant periods outstanding.